Exhibit 99.1

Robin Energy Ltd. Reports Results for the Three Months Ended December 31, 2025 and for the Year Ended December 31, 2025.

Limassol, Cyprus, April 10, 2026 – Robin Energy Ltd. (NASDAQ: RBNE), (“Robin”, or the “Company”), an international ship-owning company providing energy transportation services globally, today announced its results for the three months and the year ended December 31, 2025.

Highlights of the Fourth Quarter Ended December 31, 2025:

■	Total vessel revenues: $4.3 million, as compared to $1.3 million for the three months ended December 31, 2024, or a 230.8% increase;
■	Net loss: $(0.7) million, as compared to $(0.2) million, for the three months ended December 31, 2024;
■	Operating income/(loss): $0.4 million, as compared to $(0.2) million, for the three months ended December 31, 2024;
■	Loss per common share, basic: $(0.2) per share, as compared to $(0.4) per share for the three months ended December 31, 2024;
■	Adjusted net income/(loss)(1): $0.5 million, as compared to $(0.2) million for the three months ended December 31, 2024;
■	EBITDA(1): $0.2 million, as compared to $0.2 million for the three months ended December 31, 2024;
■	Adjusted EBITDA(1): $1.4 million, as compared to $0.2 million for the three months ended December 31, 2024;
■	Cash of $5.6 million as of December 31, 2025, as compared to $369 as of December 31, 2024;
■
On October 27, 2025, we successfully completed a registered direct offering with a certain institutional investor, issuing and selling 0.3 million common shares and 1.0 million pre-funded warrants, resulting in gross proceeds of approximately $7.0 million;

■
On November 13, 2025, we entered into an at-the-market (“ATM”) offering agreement with Maxim Group LLC and Rodman & Renshaw LLC, pursuant to which we may, from time to time, offer and sell up to $75.0 million of our common shares through the sales agents at our discretion (as of April 10, 2026, we have received gross proceeds of $14.8 million under the ATM by issuing 3.8 million common shares);

■	On December 24, 2025, we effected a 1-for-5 reverse stock split, with all share and per-share amounts retroactively adjusted to reflect the reverse stock split.

Highlights of the Year Ended December 31, 2025:

■	Total vessel revenues: $9.9 million, as compared to $6.8 million for the year ended December 31, 2024, or a 45.6% increase;
■	Net (loss)/income: $(0.01) million, as compared to $1.1 million, for the year ended December 31, 2024;
■	Operating income: $0.7 million, as compared to $1.1 million, for the year ended December 31, 2024;
■	(Loss)/Earnings per common share, basic: $(0.30) per share, as compared to $2.20 per share for the year ended December 31, 2024;
■	Adjusted net income(1): $1.1 million, as compared to $1.1 million for the year ended December 31, 2024;
■	EBITDA(1): $1.7 million, as compared to $2.2 million for the year ended December 31, 2024;
■	Adjusted EBITDA(1): $2.8 million, as compared to $2.2 million for the year ended December 31, 2024;
■	Our spin-off (the “Spin-Off”) from Toro was completed on April 14, 2025 and our shares commenced trading on the Nasdaq Capital Market under the symbol “RBNE” on April 15, 2025;
■
On September 9, 2025, we completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025;

■	During the year ended December 31, 2025, we completed two LPG carrier vessel acquisitions; and
■
During the year ended December 31, 2025, we successfully completed six registered equity offerings, issuing and selling 2.3 million common shares and 1.0 million pre-funded warrants to certain institutional investors, resulting in gross proceeds of approximately $32.8 million.

(1) Adjusted net income/(loss), EBITDA and Adjusted EBITDA are not recognized measures under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definitions and reconciliation of these measures to Net income/(Loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“2025 marked our first full year of operations as an independent, publicly listed company and a year of meaningful strategic progress. We advanced our growth objectives with the acquisition of two LPG carriers, effectively tripling our fleet within a short timeframe, while maintaining a robust, debt-free balance sheet.

As we move forward, we continue to seek opportunities that will further drive our growth and strengthen our position in the market.“

Earnings Commentary:

Fourth quarter ended December 31, 2025 and 2024 Results

Total vessel revenues increased to $4.3 million in the three months ended December 31, 2025, from $1.3 million in the same period in 2024. This increase of $3.0 million was mainly associated with the increase in the Available Days of our fleet to 276 days in the three months ended December 31, 2025 from 92 days in the same period in 2024 due to the acquisitions of LPG Dream Syrax and LPG Dream Terrax in September 2025. During the three months ended December 31, 2025, our fleet earned on average a Daily TCE Rate of $13,418, compared to an average Daily TCE Rate of $13,133 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet increased to $0.6 million in the three months ended December 31, 2025, from $0.1 million in the same period in 2024. This increase of $0.5 million was mainly associated with the increase in Available days in the three months ended December 31, 2025, as compared to the same period in 2024.

The increase in vessel operating expenses by $0.8 million to $1.4 million in the three months ended December 31, 2025, from $0.6 million in the same period in 2024, mainly reflects the increase in the Ownership Days of our fleet to 276 days in the three months ended December 31, 2025 from 92 days in the same period in 2024.

The increase in management fees to $0.3 million in the three months ended December 31, 2025, from $0.1 million in the same period in 2024, mainly reflects (i) the increase in the Ownership Days of our fleet in the three months ended December 31, 2025, compared to the same period in 2024 and (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation expenses amounted to $0.6 million for our fleet in the three months ended December 31, 2025 from $0.1 million in the same period in 2024, as a result of the increase in Ownership Days of our fleet in the three months ended December 31, 2025, compared to the same period in 2024. Dry-dock amortization charges amounted to $0.3 million in the three months ended December 31, 2025 from $ 0.2 million in the same period of 2024. This increase in dry-dock amortization charges primarily resulted from the increase in dry-dock amortization days to 276 dry-dock amortization days in the three months ended December 31, 2025 from 92 days in the three months ended December 31, 2024.

General and administrative expenses in the three months ended December 31, 2025, amounted to $0.7 million, compared to $0.4 million in the same period of 2024. The amount of $0.7 million is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company, including expenses related to Proposed AI OKTO Spin-Off (as defined below) and (ii) the flat management for the three months ended December 31, 2025 amounting to $0.2 million. For the three months ended December 31, 2024, General and administrative expenses reflect the expense allocations made to the Company by Toro. For further details of the allocation, please refer to the Combined Carve-Out Financial Statements and related notes included elsewhere in the annual report on Form 20-F filed with the SEC on April 15, 2025.

Interest and finance costs, net, amounted to $(0.02) million in the three months ended December 31, 2025, whereas, in the same period of 2024, interest and finance costs, net amounted to $0.002 million. This variation is mainly due to the substantial increase in interest income for the three months ended December 31, 2025 on our available cash.

Recent Financial Developments Commentary:

Equity Update

On January 15, 2026, we paid to Toro a dividend amounting to $0.1 million on our 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from October 15, 2025 to January 14, 2026.

On October 27, 2025, we issued and sold 280,000 common shares and 1,028,000 pre-funded warrants to a certain institutional investor in a registered direct offering. In connection with this registered direct equity offering, we received gross and net cash proceeds of approximately $7.0 million and $6.3 million, respectively. As of today, all pre-funded warrants were cashless exercised.

On November 13, 2025, we entered into an “at-the-market” (“ATM”) offering agreement with Maxim Group LLC (“Maxim”) and Rodman & Renshaw LLC (“Rodman & Renshaw”). Under the terms of the ATM offering agreement, we may, from time to time, sell our common shares having an aggregate offering value of up to $75.0 million through Maxim and Rodman & Renshaw, as sales agents. We will determine, at our sole discretion, the timing and number of shares to be sold under the ATM facility. As of today, we have received gross proceeds of $14.8 million under the ATM by issuing 3,770,905 common shares.

On December 16, 2025, our Board of Directors approved a share repurchase program, authorizing the repurchase, from time to time, of up to $1.0 million of our common shares. Shares were repurchased in open market and/or privately negotiated transactions, at times and prices that are considered to be appropriate by us, and the program may be suspended or discontinued at any time. The timing, manner and total amount of any share repurchases was determined by management at its discretion and depended on a variety of factors, including general market conditions, the stock price, regulatory requirements and limitations, corporate liquidity requirements and priorities, and other factors. The authorization did not obligate us to acquire any specific amount of common shares. During the year ended December 31, 2025, we repurchased under our share repurchase program 30,880 shares of common stock in open market transactions for an aggregate consideration of $0.1 million, which were classified as treasury shares as they were not cancelled as of December 31, 2025. As of today, the 30,880 common shares were cancelled.

On December 24, 2025, we effected a 1-for-5 reverse stock split of our common shares without any change in the number of authorized common shares. All share and per share amounts, as well as the number of pre-funded warrants under our effective registered direct equity offering on October 27, 2025, have been retroactively adjusted to reflect the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding shares as of December 24, 2025, was decreased to 2,805,745 and 2,774,865 (net of 30,880 treasury shares), respectively, while the par value of the Company’s common shares remained unchanged at $0.001 per share.

On March 24, 2026, we commenced a tender offer to purchase up to 1,000,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $3.00 per share. The tender offer is scheduled to expire at the end of the day, 5:00 P.M., Eastern Time, on April 23, 2026, unless extended or withdrawn. The Board of Directors determined that it was in our best interest to repurchase shares at such time given our cash position and stock price.

As of April 10, 2026, we had 7,572,151 common shares issued and outstanding.

Recent Business Developments Commentary:

Announcement of the proposed spin-off of Company’s tanker segment

On March 10, 2026, the Company determined, at the recommendation of its special committee of disinterested and independent directors, to effect a spin-off of its tanker segment comprising of one tanker and Xavier Shipping Co. (subsidiary formerly owning the M/T Wonder Formosa), and cash (the “Proposed AI OKTO Spin-Off”). In the Proposed AI OKTO Spin-Off, Robin shareholders will receive one common share of AI OKTO CORP. (“AI OKTO”), a newly formed subsidiary that will act as the holding company for the one tanker vessel, for every 6.5 Robin common shares. AI OKTO has applied to have its common shares listed on the Nasdaq Capital Market. Robin’s Chairman and Chief Executive Officer, Petros Panagiotidis, has been appointed as Chairman and Chief Executive Officer of AI OKTO with effect as of the completion of the Proposed AI OKTO Spin-Off. The Board believes that the creation of a pure play tanker company, with part of its core strategy being to establish an artificial intelligence (“AI”)-enabled operating model through partnerships with vendors, data-infrastructure providers, and maritime-technology firms to identify, evaluate, and implement AI-driven solutions across its fleet, will provide significant benefits to both Robin and AI OKTO and their shareholders. AI OKTO has filed a registration statement on Form 20-F (the “Registration Statement”) pursuant to the Securities Exchange Act of 1934 with the U.S. Securities and Exchange Commission, which includes a more detailed description of the terms of the Proposed AI OKTO Spin-Off. The Proposed AI OKTO Spin-Off remains subject to the Registration Statement being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market. There can be no assurance that the Proposed AI OKTO Spin-Off will occur or, if it does occur, of its terms or timing.

Vessel acquisitions

On July 10, 2025, we, through a wholly owned subsidiary, entered into agreement with Toro to acquire a  2015-built 5,000 cbm LPG Carrier vessel, LPG Dream Syrax, for a purchase price of $18.0 million. The vessel was delivered to us on September 3, 2025.

On September 16, 2025, we, through a wholly owned subsidiary, entered into agreement with Toro to acquire a 2020-built 5,000 cbm LPG Carrier vessel, LPG Dream Terrax, for a purchase price of $20.0 million. The vessel was delivered to us on September 25, 2025.

As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, the we operate in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

Liquidity/ Financing/Cash Flow Update

Our consolidated cash position increased by $5.6 million, from $369 as of December 31, 2024, to $5.6 million as of December 31, 2025. During the year ended December 31, 2025, our cash position increased mainly as a result of (i) $10.2 million of net operating cash flows provided by, and (ii) $38.6 million of net financing cash flows provided by, mainly relates to the contribution by Toro to us of $10.4 million in cash for additional working capital in connection with our spin-off from Toro and the aggregate gross proceeds less paid issuance expenses from registered equity offerings amounting to $29.1 million. This increase was partially offset by the cash used in investing activities amounting to $38.1 million due to the acquisition of vessels LPG Dream Syrax and LPG Dream Terrax and cash allocations in the aggregate amount of $5.0 million to Bitcoin.

Fleet Employment Status (as of April 10, 2026): During the three months ended December 31, 2025, we operated on average 3.0 vessels earning a Daily TCE Rate(1) of $13,418 as compared to an average of 1.0 vessel earning a Daily TCE Rate(1) of $13,133 during the same period in 2024. Our employment profile as of April 10, 2026 is presented immediately below.

(1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Tanker
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(1)	N/A	N/A	N/A
LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(2)	$360,000 per month	Feb-27	Mar-27
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(3)	$353,000 per month	Dec-26	Jan-27

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
On January 30, 2026, it was agreed between us and the charterer that a new time charter period contract will commence from March 1, 2026 until March 1, 2027 (plus or minus seven days in charterer’s option), the rate would be increased to $360,000 per month.

(3)
On October 9, 2025, it was agreed between us and the charterer that a new time charter period contract will commence from March 1, 2026 until January 1, 2027 (plus or minus seven days in charterer’s option), the rate would be increased to $353,000 per month.

Financial Results Overview:

Set forth below are selected financial and operational data of the three months and year ended December 31, 2025 and 2024, respectively:

	Three Months Ended		Year Ended
(Expressed in U.S. dollars)	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)	December 31, 2025 (unaudited)	December 31, 2024 (unaudited)
Total vessel revenues	$4,344,139	$1,307,771	$9,905,602	$6,768,672
Operating income/(loss)	$441,571	$(197,174)	$721,187	$1,066,094
Net (loss)/ income and comprehensive (loss)/income	$(703,651)	$(197,011)	$(45,142)	$1,051,403
Adjusted net income/(loss)(1)	$465,117	$(197,011)	$1,103,458	$1,051,403
EBITDA(1)	$191,895	$176,601	$1,687,765	$2,233,024
Adjusted EBITDA(1)	$1,360,663	$176,601	$2,836,365	$2,233,024
(Loss)/earnings per common share, basic	$(0.2)	$(0.4)	$(0.3)	$2.2
(Loss)/earnings per common share, diluted	$(0.2)	$(0.4)	$(0.3)	$0.2

(1)   Adjusted net income/(loss), EBITDA and Adjusted EBITDA are not recognized measures under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of these measures to Net income/(loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three and year ended December 31, 2025 and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended December 31,		Year Ended December 31,
(Expressed in U.S. dollars except for operational data)	2025	2024	2025	2024
Ownership Days(1)(7)	276	92	582	366
Available Days(2)(7)	276	92	580	326
Operating Days(3)(7)	276	92	580	326
Daily TCE Rate(4)	$13,418	$13,133	$14,989	$19,796
Fleet Utilization(5)	100%	100%	100%	100%
Daily vessel operating expenses(6)	$5,010	$6,325	$5,837	$6,312

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

ROBIN ENERGY LTD.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
REVENUES
Pool revenues	2,298,139	1,307,771	7,507,528	6,768,672
Time charter revenues	2,046,000	—	2,398,074	—
Total vessel revenues	$4,344,139	$1,307,771	$9,905,602	$6,768,672

EXPENSES
Voyage expenses (including commissions to related party)	(640,844)	(99,550)	(1,212,013)	(315,055)

Vessel operating expenses	(1,382,774)	(581,883)	(3,397,205)	(2,310,287)
General and administrative expenses (including related party fees)	(653,563)	(354,087)	(1,810,195)	(1,522,516)
Management fees - related parties	(306,100)	(98,532)	(638,551)	(386,162)
Depreciation and amortization	(919,287)	(370,893)	(2,126,451)	(1,168,558)
Operating income/(loss)	$441,571	$(197,174)	$721,187	$1,066,094

Interest and finance costs, net (1)	23,741	(2,719)	393,544	(13,063)
Other expenses, net(2)	(1,168,963)	2,882	(1,159,873)	(1,628)
Net (loss)/income and comprehensive (loss)/income, net of taxes	$(703,651)	$(197,011)	$(45,142)	$1,051,403
Dividend on Series A Preferred Shares	(125,000)	—	(358,333)	—
Net (loss)/income attributable to common shareholders	$(828,651)	$(197,011)	$(403,475)	$1,051,403

(Loss)/earnings per common share, basic	$(0.2)	$(0.4)	$(0.3)	$2.2

(Loss)/earnings per common share, diluted	$(0.2)	$(0.4)	$(0.3)	$0.2
Weighted average number of common shares outstanding, basic:	3,449,876	477,345	1,492,097	477,345
Weighted average number of common shares outstanding, diluted:	3,449,876	477,345	1,492,097	5,010,294

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes aggregated amounts for foreign exchange losses and change in fair value of crypto assets-Bitcoin, as applicable in each period.

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	December 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,649,692	$369
Due from related parties	6,034,859	12,376,064
Investment in crypto-assets-Bitcoin	3,851,400	—
Other current assets	1,166,860	507,507
Total current assets	16,702,811	12,883,940

NON-CURRENT ASSETS:
Vessels, net	39,207,988	6,875,903
Due from related parties	981,162	388,542
Other non-currents assets	2,057,152	1,433,595
Total non-current assets	42,246,302	8,698,040
Total assets	58,949,113	21,581,980

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	106,944	—
Other current liabilities	2,495,422	470,158
Total current liabilities	2,602,366	470,158

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	—	470,158

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 2,000,000 and 0 shares issued and outstanding as of December 31, 2025, and December 31, 2024, respectively, aggregate liquidation preference of $50,000,000 and $0 as of December 31, 2025 and December 31, 2024, respectively	25,877,180	—
Total mezzanine equity	25,877,180	—

SHAREHOLDERS’ EQUITY:
Former net parent company investment	—	21,111,822
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 2,805,745 and 1,000 issued; 2,774,865 (net of 30,880 treasury shares) and 1,000 shares outstanding as of December 31, 2025 and December 31, 2024, respectively.	2,805	1
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 and 0 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively.	40	—
Additional paid-in capital	31,573,963	—
Treasury shares; 30,880 and 0 shares as of December 31, 2025 and 2024, respectively	(130,548)	—
Due from stockholder	—	(1)
Accumulated deficit	(976,693)	—
Total shareholders’ equity	30,469,567	21,111,822
Total liabilities, mezzanine equity and shareholders’ equity	$58,949,113	$21,581,980

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Year Ended December 31,
	2025	2024
Cash Flows (used in)/provided by Operating Activities:
Net (loss) / income	$(45,142)	$1,051,403
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	2,126,451	1,168,558
Change in fair value of crypto assets-Bitcoin	1,148,600	—

Changes in operating assets and liabilities:
Accounts receivable trade, net	(204,382)	434,536
Inventories	(101,770)	(28,764)
Due from/to related parties	5,648,585	5,943,722
Prepaid expenses and other assets	(316,410)	16,299
Accounts payable	259,876	(459,747)
Accrued liabilities	987,934	189,476
Deferred revenue	698,000	—
Dry-dock costs paid	(31,451)	(1,421,195)
Net Cash provided by Operating Activities	10,170,291	6,894,288

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and capitalized vessel improvements	(38,090,000)	(71,786)
Purchase of crypto assets-Bitcoin	(5,000,000)	—
Net cash used in Investing Activities	(43,090,000)	(71,786)

Cash flows (used in)/provided by Financing Activities:
Net increase/(decrease) in former parent company Investment	329,618	(6,822,484)
Gross proceeds from issuance of common shares pursuant to registered direct offerings	32,773,860	—
Common share issuance expenses pursuant to registered direct offerings	(3,722,958)	—
Payment of Dividend on Series A Preferred Shares	(251,389)	—
Capital contribution from former parent company due to spin off	10,356,450	—
Payment for repurchase of common shares	(130,548)	—
Payments related to Spin-Off	(786,001)	—
Net cash provided by/(used in) Financing Activities	38,569,032	(6,822,484)

Net increase in cash and cash equivalents	5,649,323	18
Cash and cash equivalents at the beginning of the period	369	351
Cash and cash equivalents at the end of the period	$5,649,692	$369

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues , the most directly comparable U.S. GAAP financial measure, for the periods presented.:

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2025	2024	2025	2024
Total vessel revenues	$4,344,139	$1,307,771	$9,905,602	$6,768,672
Voyage expenses including commissions to related party	(640,844)	(99,550)	(1,212,013)	(315,055)
TCE revenues	$3,703,295	$1,208,221	$8,693,589	$6,453,617
Available Days	276	92	580	326
Daily TCE Rate	$13,418	$13,133	$14,989	$19,796

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are not measures of financial performance under U.S. GAAP, do not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. Adjusted EBITDA represents EBITDA adjusted to exclude any change at fair Value of crypto assets-Bitcoin, which the Company believes is not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used as supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA and Adjusted EBITDA assist our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as measures of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA and Adjusted EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA and Adjusted EBITDA to Net (loss)/Income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net (Loss)/ Income

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2025	2024	2025	2024
Net (loss)/income, net of taxes	$(703,651)	$(197,011)	$(45,142)	$1,051,403
Depreciation and amortization	919,287	370,893	2,126,451	1,168,558
Interest and finance costs, net(1)	(23,741)	2,719	(393,544)	13,063
EBITDA	$191,895	$176,601	$1,687,765	$2,233,024
Change in fair value of crypto assets -Bitcoin	$1,168,768	$—	$1,148,600	$—
Adjusted EBITDA	$1,360,663	$176,601	$2,836,365	$2,233,024

(1)	Includes interest and finance costs and interest income, if any.

Adjusted Net Income/(Loss). To derive Adjusted Net income/(loss) from Net income/(loss), we exclude certain non-cash items, as provided in the table below. We believe that Adjusted Net Income/(Loss) assists our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash item as change in fair value of crypto assets -Bitcoin  which may vary from year to year, for reasons unrelated to overall operating performance. Our method of computing Adjusted Net Income/(Loss) may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation. The following table reconciles Adjusted Net Income/(Loss) for the periods presented:

Adjusted Net Income/(Loss) Reconciliation

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2025	2024	2025	2024
Net (loss) / income, net of taxes	$(703,651)	$(197,011)	$(45,142)	$1,051,403
Change in Fair Value of Crypto assets -Bitcoin	1,168,768	—	1,148,600	—
Adjusted net income/(loss)	$465,117	$(197,011)	$1,103,458	$1,051,403

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: our Proposed AI OKTO Spin-Off being effected, the effects of our spin-off from Toro, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segment of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East, including the outbreak of war in Iran and any further broadening of the conflict, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com